Exhibit 99.1

Ozon Provides Further Update On Its $750 Million Senior Unsecured

Convertible Bonds Due 2026

March 17, 2022 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), a leading Russian e-commerce platform, provides further update in respect of its $750 million 1.875 per cent. senior unsecured convertible bonds due 2026 (“Bonds”), issued by the group’s Cypriot holding company, Ozon Holdings PLC.

Following the occurrence of a Delisting Event, as disclosed in the Company’s press release dated March 9, 2022, a group of Bondholders has formed an “Ad Hoc Committee” and appointed Houlihan Lokey, as its financial adviser, and Akin Gump Strauss Hauer & Feld LLP, as its legal adviser, to conduct an orderly discussion process with the Company with a view to finding a fair and sustainable solution for all stakeholders. To the extent any of the Bondholders are interested in joining the Ad Hoc Committee or join the coordinated effort we invite them to make inquiries to Houlihan Lokey at projectondohl@hl.com.

The Company is currently developing a proposal to the Bondholders to address the Delisting Event and has engaged Alvarez & Marsal and Cleary Gottlieb Steen & Hamilton LLP as its financial and legal advisors, respectively. Further inquiries can be made to Alvarez & Marsal at ozonbondholders@alvarezandmarsal.com or to the Company’s Investor Relations department at ir@ozon.ru.

About Ozon

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Ozon’s platform offers one of the widest selections of goods across multiple product categories. Ozon’s country-wide warehouse footprint includes around one million square meters. Its infrastructure enables Ozon to provide Russian population with a fast and convenient delivery via couriers, pick-up points and parcel lockers. Ozon’s extensive logistics and fast-developing marketplace allow over 90 thousand entrepreneurs to sell their products across Russia’s 11 time zones to more than 25 million customers. In addition to its core e-commerce business, Ozon is expanding Ozon fintech and other value-added services, such as its quick commerce and online grocery solution Ozon Express. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

Maryia Berasneva-McNamara, Head of Investor Relations, Ozon

ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, Ozon

pr@ozon.ru

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”). All statements contained in this press release that do not relate to matters of historical fact disclosed in due course by the Company should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, the events in Ukraine and related sanctions, negative global or Russian political and economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our filings with the U.S. Securities and Exchange Commission concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

The information contained in this announcement does not constitute or form part of any offer for sale or subscription of or solicitation of any offer to buy or subscribe for any securities in the United States, nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. Under the Securities Act of 1933, as amended, securities may not be offered or sold in the United States absent registration or an exemption from registration. Ozon Holdings PLC does not intend to register any portion of any offering of securities referred to herein in the United States or to conduct a public offering of any securities in the United States.